ICAP

04046379

11/19/2004

SUPPL

FEDERAL EXPRESS

RECEIVED
NOV 22 2004
SEC MAIL PROCESSING SECTION WASH. D.C. 202

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

FILE NUMBER: 08204904

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

Re: ICAP plc – AVS No.: 522351 and 880377

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Deputy General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

ICAP

1 November 2004

Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs

ICAP plc
AVS No: 522351 and 880377

In accordance with Section 9.11 of the Listing Rules, please find attached a Schedule 10 notification in respect of a declaration received pursuant to Section 198 of the Companies Act 1985.

In addition, please find enclosed a Schedule 11 notification in respect of a declaration received pursuant to Section 199(2) of the Companies Act 1985.

Would you kindly confirm receipt of the announcement by telephoning me on 020 7000 5782.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enc:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

Registered Office as above
Registered in England & Wales No: 3611426

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 522351

All relevant boxes should be completed in block capital letters.

1. Name of company ICAP PLC	2. Name of shareholder having a major interest INTERCAPITAL PRIVATE GROUP LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS PER 2	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them AS PER 2

5. Number of shares/amount of stock acquired N/A	6. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A	7. Number of shares/amount of stock disposed N/A	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage) N/A

9. Class of security ORDINARY SHARES OF 10P EACH	10. Date of transaction	11. Date company informed 01.11.04

12. Total holding following this notification 5,795,500 (NO CHANGE)	13. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) 0.96%
14. Any additional information SEE ATTACHED NOTIFICATION FROM INTERCAPITAL PRIVATE GROUP LIMITED	15. Name of contact and telephone number for queries KATHRYN DICKINSON 020 7000 5782
16. Name and signature of authorised company official responsible for making this notification [signature] Date of notification 1 November 2004	KATHRYN DICKINSON DEPUTY COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Tel +44 (0)20 7831 9222
Fax +44 (0)20 7831 9607
DX 138 Chancery Lane
www.macfarlanes.com

INTERCAPITAL

The Directors
ICAP Plc
2 Broadgate
London
EC2M 7UR

1 November 2004

Dear Sirs

Notification pursuant to Sections 198, 203 and 324 of the Companies Act 1985

1. We write to inform you that the 125, 545, 705 ordinary shares of 10p each in ICAP Plc ("the Company") heretofore owned and registered in the name of Incap Netherlands (Holdings) B.V. ("Incap Holdings"), have been transferred to its subsidiary, Incap Finance B.V. ("Incap Finance"), De Boelelaan 7, 1083 HJ Amsterdam, The Netherlands, and that the registration of such transfer is pending. Accordingly, on 29 October 2004 Incap Finance acquired a notifiable interest in such 125,545,705 shares.

2. There is no change in the interests of Michael and Lorraine Spencer, Intercapital Private Group Limited, Intercapital Brokerage Services Limited and Incap Holdings in the shares of the Company within the meaning of the statutory provisions referred to above.

This notice is given in fulfilment of, and for the express purpose of discharging the obligations imposed upon all of the individuals and companies named above pursuant to the said sections of the Companies Act in relation to the matters referred to in paragraph 1 above.

Yours faithfully

For on behalf of
Intercapital Private Group Limited

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO **860377**

All relevant boxes should be completed in block capital letters.

1. Name of company **ICAP PLC**	2. Name of director **MR MICHAEL SPENCER**
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest **MR M SPENCER AND MRS SPENCER**	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) **INTERCAPITAL PRIVATE GROUP LIMITED 5,795,500** **INCAP NETHERLANDS (HOLDINGS) BV 125,545,705** **MICHAEL SPENCER 875,000** **HELD IN TRUST FOR CHILDREN 50,000**
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary **TRANSFER OF HOLDING FROM INCAP NETHERLANDS (HOLDINGS) B.V. TO INCAP FINANCE B.V.**

7. Number of shares/amount of stock acquired	8. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)	9. Number of shares/amount of stock disposed	10. Percentage of issued class (any treasury shares held by company should not be taken into account when calculating percentage)
11. Class of security **ORDINARY SHARES OF 10P EACH**	12. Price per share	13. Date of transaction	14. Date company informed **01.11.04**

15. Total holding following this notification **INTERCAPITAL PRIVATE GROUP LIMITED 5,795,500** **INCAP FINANCE BV. 125,545,705** **MICHAEL SPENCER 875,000** **HELD IN TRUST FOR CHILDREN 50,000**	16. Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage) **INTERCAPITAL PRIVATE GROUP LIMITED 0.96%** **INCAP FINANCE B.V. 20.76%** **MICHAEL SPENCER 0.14%** **HELD IN TRUST FOR CHILDREN 0.008%**

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information **SEE ATTACHED NOTIFICATION**	24. Name of contact and telephone number for queries **KATHRYN DICKINSON** **020 7000 5782**

25. Name and signature of authorised company official responsible for making this notification

KATHRYN DICKINSON
DEPUTY COMPANY SECRETARY

Date of notification: **1 NOVEMBER 2004**

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries: UK Listing Authority